FORM 6_K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16

Of the Securities Exchange Act of 1934

For the Month of May 2003

SAMEX MINING CORP.

301 – 32920 Ventura Avenue, Abbotsford, BC, Canada, V2S 6J3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

.

 S  A   M   E   X      M   I   N   I   N   G      C   O  R  P   .

CORPORATE OFFICE 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 800-828-1488 E-MAIL: samex@telus.net TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 4-03

May 29, 2003

BROKERED PRIVATE PLACEMENT

SAMEX has engaged Canaccord Capital Corporation to act as agent to place up to two million units at a price of $0.25 per unit, for total proceeds of up to $500,000 on a commercially reasonable efforts basis.  Each unit consists of one common share of SAMEX and one-half of a non-transferable share purchase warrant.  One full warrant shall entitle the holder thereof to purchase one additional common share at a price of $0.30 for a period of two years from the closing date.  The financing proceeds will be used for working capital, property acquisition and exploration on the Company’s Chilean precious metal prospects.  Closing of the financing is subject to regulatory approval.

Canaccord will receive a commission of 8% of the gross proceeds of the financing, of which it may elect to receive 50% in units at a deemed price of $0.25 per share.  Canaccord will also receive agent’s warrants equal to 20% of the number of private placement units exercisable for a one year period at $0.30, and an administration fee.

“Jeffrey P. Dahl”,

President

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP. (Registrant) By: “Larry D. McLean” Larry D. McLean, Vice President Operations

Dated:  May 29, 2003